24 November 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) General Announcement dated 22 November 2004, Re: Seventy-Fourth Annual General Meeting; and

2) General Announcement dated 23 November 2004, Re: Lion Industries Corporation Berhad - Debt and Corporate Restructuring Exercise of LICB Group - i) Proposed variation to: a) Redemption date of the zero-coupon redeemable secured RM denominated bonds; and b) Repayment date of the zero-coupon redeemable secured USD denominated consolidated and rescheduled debts; and ii) Proposed variation to the calculation for penalty interest.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

12/16

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 22/11/2004 05:48:53 PM
Reference No LI-041122-5E8E0

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Lion Industries Corporation Berhad**
*	Stock name	: **LIONIND**
*	Stock code	: **4235**
*	Contact person	: **Wong Phooi Lin**
*	Designation	: **Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
SEVENTY-FOURTH ANNUAL GENERAL MEETING

* **Contents :-**

We are pleased to inform that at the Seventy-Fourth Annual General Meeting of the Company held on 22 November 2004, the shareholders have approved the following:

1. the payment of a first and final dividend of 1.0% less 28% Malaysian Income Tax in respect of the financial year ended 30 June 2004;

2. the re-appointment of Y. Bhg. Tan Sri Dato' Musa bin Hitam who retired pursuant to Section 129(2) of the Companies Act, 1965 as Director of the Company; and

3. all other resolutions tabled thereat including the following ordinary resolutions transacted as special business:

   (a) Authority to Directors to issue shares

   "THAT pursuant to Section 132D of the Companies Act, 1965 and subject to the approval of all relevant authorities being obtained, the Directors be and are hereby empowered to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit, provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued capital of the Company for the time being and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company."

   (b) Proposed Renewal of Shareholders' Mandate for Recurrent Related Party transactions

   "THAT approval be given for the Company and its subsidiary companies to enter into the recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations as detailed in paragraph 3.3 ("Recurrent Transactions") and with those related parties as detailed in paragraph 3.2 of the Circular to Shareholders of the Company dated 30 October 2004 subject to the following:

   (i) the transactions are in the ordinary course of business and are on terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company; and

   (ii) disclosure is made in the annual report of the breakdown of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year, amongst others, based on the following information:

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary 22 NOV 2004

(a) the type of Recurrent Transactions made; and

(b) the names of the related parties involved in each type of Recurrent Transactions made and their relationship with the Company;

AND THAT authority conferred by this Ordinary Resolution shall continue to be in force until:

(i) the conclusion of the next annual general meeting of the Company at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

(ii) the expiration of the period within which the next annual general meeting after that date is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(iii) revoked or varied by resolution passed by the shareholders in general meeting;

whichever is the earlier,

AND THAT the Directors be authorised to complete and do all such acts and things (including executing such documents as may be required) to give effect to the transactions contemplated and/or authorised by this Ordinary Resolution."

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

22 NOV 2004

Form Version 2.0

General Announcement

Ownership transfer to **LION INDUSTRIES CORPORATION** on **23/11/2004 06:35:55 PM**
Submitted by **LION INDUSTRIES CORPORATION** on **23/11/2004 06:44:13 PM**
Reference No **LI-041123-A37A5**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

LION INDUSTRIES CORPORATION BERHAD ("LICB")

DEBT AND CORPORATE RESTRUCTURING EXERCISE OF LICB GROUP ("LICB SCHEME")

1. PROPOSED VARIATION TO:
1.1 REDEMPTION DATE OF THE ZERO-COUPON REDEEMABLE SECURED RM DENOMINATED BONDS ("BONDS"); AND
1.2 REPAYMENT DATE OF THE ZERO-COUPON REDEEMABLE SECURED USD DENOMINATED CONSOLIDATED AND RESCHEDULED DEBTS ("SPV DEBTS"); AND
2. PROPOSED VARIATION TO THE CALCULATION FOR PENALTY INTEREST

* **Contents :-**

1. INTRODUCTION

Reference is made to the announcement of 19 March 2003 made by LICB regarding, *inter alia*, the issuance of the Bonds, SPV Debts and the new ordinary shares by the LICB Group to the LICB Scheme Creditors.

It is part of LICB's plans under the LICB Scheme to divest its non-core and peripheral assets and businesses ("Divestment Assets") to raise cash to fund the redemption/repayment of the Bonds/SPV Debts.

LICB is currently undertaking a disposal of the entire equity interest in its wholly-owned subsidiary, Lion Klang Parade Bhd and the proceeds thereof will be used to redeem/repay the Bonds/SPV Debts. It is anticipated that the completion of the said disposal will take place towards the end of the first quarter of 2005.

The Board of Directors of LICB wishes to announce that the LICB Group had issued notices of meetings dated 22 November 2004 to the Bondholders and SPV Debt Holders to seek, *inter alia*, the indulgence and

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

23 NOV 2004

the approval of the relevant Bondholders and SPV Debt Holders to:

1. vary the redemption/repayment date for the Bonds/SPV Debts on 31 December 2004 ("Proposed Variation to Redemption/Repayment Date"); and
2. vary the calculation for the penalty interest ("Proposed Variation to the Calculation for Penalty Interest");

(the Proposed Variation to Redemption/Repayment Date and the Proposed Variation to the Calculation for Penalty Interest shall collectively be referred to as the "Proposed Variation").

2. DETAILS OF THE PROPOSED VARIATION

2.1 Proposed Variation to Redemption/Repayment Date

The Proposed Variation to Redemption/Repayment Date involves the variation of:

2.1.1 the redemption date of 31 December 2004 for the Bonds ("Redemption Date") at the redemption amounts ("Redemption Amounts") as set out in Column II of Table I-Bonds below, to the proposed redemption dates ("Proposed Redemption Dates") and at the proposed redemption amounts ("Proposed Redemption Amounts") as more particularly set out in Column III of Table I-Bonds; and

2.1.2 the repayment date of 31 December 2004 for the SPV Debts ("Repayment Date") at the repayment amounts ("Repayment Amounts") as set out in Column II of Table II-SPV Debts below to the proposed repayment dates ("Proposed Repayment Dates") and at the proposed repayment amounts ("Proposed Repayment Amounts") as more particularly set out in Column III of Table II-SPV Debts.

It is proposed that interest is payable for the delay in redemption/payment at 1% above the YTM rate for the Bonds/SPV Debts per annum, calculated on such portion of the Redemption Amounts/Repayment Amounts which is delayed from (and including) 31 December 2004 up to the Proposed Redemption Dates/Proposed Repayment Dates (excluding the day upon which payment is made), on a compound basis, details of which are set out in Table III-Bonds and Table IV-SPV Debts below.

The aforesaid interest shall be paid together with the payment of the Proposed Redemption Amounts/Proposed Repayment Amounts on the Proposed Redemption Dates/Proposed Repayment Dates.

2.2 Proposed Variation to the Calculation for Penalty Interest

LICB proposes that commencing 1 January 2005, interest payable as penalty for late redemption/repayment of any Redemption Amount/Repayment Amount shall be calculated on a simple interest basis instead of on a compound basis. Penalty Interest which is agreed to be paid by LICB on 31 December 2004 has been calculated on a compound basis and will be paid as such accordingly. Therefore, the Penalty Interest for amounts deferred from 31 December 2003 will be calculated on a compound basis for the period from 31 December 2003 to 31 December 2004 and on a simple interest basis for the period from 1 January 2005 to date of payment.

LICB is proposing such change for the reason that the proceeds of the sale of the Divestment Assets are generally realized at values lower than forecasted and therefore the amount of Dedicated Cashflows for the redemption/repayment of the Bonds/SPV Debts may be insufficient to service such compounded interest.

LION INDUSTRIES CORPORATION BERHAD (415-D)

....
Secretary

23 NOV 2004

3. APPROVALS FOR THE PROPOSED VARIATION

The Proposed Variation requires the approval from:

3.1 the Securities Commission ("SC");
3.2 Bondholders and SPV Debt Holders at the respective meetings to be convened; and
3.3 Bank Negara Malaysia ("BNM") in respect of the SPV Debts.

Applications to the SC and BNM to seek the requisite approvals will be submitted after receipt of approvals of the Bondholders and SPV Debt Holders at the respective meeting to be convened for the Proposed Variation.

The approvals from the SC and BNM must be obtained on or before 30 June 2005, failing which, the consent to the Proposed Variation given by the Bondholders and SPV Debt Holders at the respective meetings to be convened would be deemed to have lapsed.

The meetings of the Bondholder and SPV Debt Holders are scheduled to be held on 16 December 2004.

4. Unless the context otherwise requires, terms and conditions defined in the Circular to the Shareholders dated 9 January 2003 in respect of the LICB Scheme shall have the meaning when used herein.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table I-Bonds

Column I **Category**	*Column II* **Redemption Date and Nominal Amount (RM)**		*Column III* **Proposed Redemption Date And Proposed Redemption Amounts (Nominal Amount (RM))**	
Class A	31 December 2004	37,019,369	31 December 2004	6,472,115
			31 March 2005	30,547,254
Class B	31 December 2004	58,414,817	31 December 2004	8,597,852
			31 March 2005	49,816,965

Table II-SPV Debts

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

23 NOV 2004

Column I Category	*Column II* Repayment Date and Nominal Amount (USD)		*Column III* Proposed Repayment Date And Proposed Repayment Amounts (Nominal Amount (USD))	
Class B (a)	31 December 2004	1,890,424	31 December 2004	278,244
			31 March 2005	1,612,180
Class B (b)	31 December 2004	1,156,952	31 December 2004	170,287
			31 March 2005	986,665
Class B (c)	31 December 2004	2,548,890	31 December 2004	375,161
			31 March 2005	2,173,729

Table III-Bonds

Column I Category	*Column II* (A) YTM rate per annum (%)	*Column III* (B) Late Payment Rate Per annum (%)	*Column IV* (A) + (B) = (C) Applicable interest per annum (%)
Class A	6.0%	1.0%	7.0%
Class B	5.75%	1.0%	6.75%

Table IV-SPV Debts

Column I Category	*Column II* (A) YTM rate per annum (%)	*Column III* (B) Late Payment Rate Per annum (%)	*Column IV* (A) + (B) = (C) Applicable interest per annum (%)
Class B	5.0%	1.0%	6.0%

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

23 NOV 2004